Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: September 15, 2021

Project Rigel | Pagaya Manager Email

From: Gal Krubiner To: managers@pagaya.com Date: Weds, Sept 15 Subject: [Manager Resources] Exciting News about the Future of Pagaya

Hi Pagaya leaders,

You all should have seen the exciting news that was shared earlier today. If you haven’t yet, please take a moment to read the email sent to all Pagayans in full.

With the announcement of this deal, we’ll be looking to you as our trusted leaders to help guide and support our Pagayans during this time. We know this may be the first time some of our Pagaya managers have led through a partnership with a SPAC (many of us included!), so we’ve put together some additional resources to help support you.

The headline: While this is an exciting moment for us, it’s business as usual. Yes, we want to celebrate all the hard work that has happened thus far enabling us to reach this point as a business, but we still have a long way to go. The announcement is just the beginning and we’ll need to stay focused on building our business and serving our partners to ensure we can close this deal and have a successful deal.

What we need from you:

•	Read through all communications in full so you understand.

•	Talk to your manager or dept head about any questions you have, how to respond, or what all of this means.

•	Keep it basic – don’t speculate. Stick to the talking points provided below.

•	Remember, it’s a marathon, not a sprint. This is just one stop in our journey and we need to keep our teams focused. There is a lot of work to be done to reach the goals we have set.

•	We should limit any communications with your teams and colleagues about this topic and utilize the materials already available (official press release, talking points, FAQs, etc).

•	Make sure your employees have read and understand our social media guidelines on what they can and can’t post about this deal on social media channels.

Some talking points to utilize:

•	This is an exciting moment for Pagaya and our mission. Few companies make it this far in five years and we should all be proud of the work that has gone into getting us here.

•

This is an announcement for our plans to become a publicly traded company via a partnership with EJFA, a Special Purpose Acquisition Company (SPAC). Pagaya will operate the combined company after the closing, and we all will still work for Pagaya!

•	Pagaya’s management team will also continue to lead the company.

•	This doesn’t make us a public company yet. As part of the signing, there are several steps that are needed to close the transaction, but we expect that we’ll close in early 2022.

•

This is just the beginning. Today’s action is a significant step in our journey to empower our partners to fulfill customer’s’ financial goals. We have a lot of work ahead of us and we can’t lose sight of what has made Pagaya stand out. Please keep coming to work each day motivated and energized to do great work.

•

Nothing related to your terms of employment or equity agreements are changing at this point in the process. More details about options, share price, etc., will be provided as we get closer to the closing of the transaction. Additionally, the People team is putting together an equity training which should roll out in Q4.

•

All conversations and communications are considered “on the record” and any statements may be used against Pagaya and be seriously detrimental to the transaction and the financing. We should limit any written communications with your colleagues about this topic and utilize/reference the materials already available (official press release, talking points, FAQs, etc) when you need to.

•

We want to emphasize that no employee may speak on behalf of the company to these audiences or utilize any social media platforms to talk about this news. Please review our social media guidelines and refer all media and investor inquiries to media@pagaya.com.

In addition, please review the Pagayan FAQ for more answers to expected questions. These have all been approved by our team and external lawyers. Of course, there may be things that come up not included in here. If you need any help answering questions or handling a specific situation, please lean on us. You can also reach out to comms@pagaya.com anytime.

Thank you for your continued leadership to our Pagayans .. This is a true team effort and we’re super excited to be on this journey with you.

Best,

Gal

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya’s historical financial statements have not been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.